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January 10, 2024 Via EDGAR United States Securities and Exchange Commission Division of Corporation Finance	Austin	Milan
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Washington, D.C. 20549

Attn:	Christina Chalk
Shane Callaghan

Division of Corporation Finance
Office of Mergers & Acquisitions

Re:	GDEV Inc.
Schedule TO-I
Filed December 19, 2023
File No. 005-93469

To the addressees set forth above:

On behalf of our client, GDEV Inc. (together with its subsidiaries, the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 28, 2023 (the “Comment Letter”) with respect to the Schedule TO-I of the Company (File No. 005-93469), filed with the Commission on December 19, 2023 (the “Schedule TO”). An electronic version of the Company’s Amendment No. 1 (“Amendment No. 1”) to the Schedule TO, which has been revised to address the Staff’s comments to the Schedule TO, and otherwise to update and supplement the disclosures set forth in the Schedule TO, has been concurrently filed with the Commission through its EDGAR system.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Schedule TO.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

January 10, 2024 Page 2

Schedule TO Filed December 19, 2023

General

1.	We note that one of the Company's co-founders, Boris Gertsovskiy, intends to tender approximately 10 million shares in the Offer and a former employee, Aleksandr Ivanov, may tender an additional 3,658,754 shares. Item 5 of Schedule TO and Item 1005(e) of Regulation M-A require disclosure of any agreements, arrangements or understandings between the Company and any persons with respect to any securities of the Company. Item 6 of Schedule TO and Item 1006(c) of Regulation M-A require disclosure of any plans or negotiations relating to purchases of the subject securities or changes in the board of directors. Please revise the Offer to Purchase to provide the information required by these Items with respect to any negotiations or understandings between these individuals and the Company leading up to the Offer. With respect to Mr. Gertsovskiy's right to appoint directors based on his share ownership, revise to explain how this right could be impacted, assuming the 10 million shares he intends to tender are purchased in the Offer. As a general matter, to the extent that these individuals participated in negotiating, structuring or discussing the terms of the Offer, the offer materials should be expanded to describe these contacts. Additionally, if the Offer is being made, in whole or in part, to enable these individuals to liquidate their shares, the offer materials should be revised to explicitly state this.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in Amendment No. 1, it has revised Section 2, Section 10 and other relevant disclosures in the Offer to Purchase to (i) supplement the stated purposes of the Offer to provide additional background and reasons for the Offer, (ii) include a statement clarifying that the decrease in Mr. Gertsovskiy’s shareholding percentage will not impact his director appointment rights and (iii) include a statement clarifying that the Offer is being made, in part, to enable Mr. Gertsovskiy to liquidate a substantial number of his shares.

2.	Throughout the Offer to Purchase, such as at the bottom of page i, you state that no persons subject to Sanctions are eligible to participate or tender shares in the Offer. In your response letter, please explain how this limitation on participation in the Offer is consistent with the all-holders requirement of Rule 13e-4(f)(8)(i). Please advise or revise. Additionally, revise the offer materials to state whether any affiliates of the Company are subject to Sanctions.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in Amendment No. 1, for purposes of maintaining compliance with the all-holders requirement of Rule 13e-4(f)(8)(i), the Company has revised the Offer to Purchase to remove all language that could be interpreted as a limitation on participation in the Offer by persons subject to Sanctions, as well as to delete the defined term “Sanctions” that appears on page 3 of the Offer to Purchase. The Company respectfully advises that Staff that because the all-holders requirement does not permit the Company to limit participation in the Offer by persons subject to Sanctions, the Company believes that it is prudent and in the best interests of investors for the Company to include language in the Offer to Purchase informing investors that if any investor, or its beneficial owner, is the subject of sanctions imposed in any jurisdiction, participation in the Offer by such investor may constitute a violation of law. Accordingly, the Company has included this prudential information, which neither restricts nor is intended to restrict participation in the Offer by any of the Company’s shareholders, in place of the former language relating to Sanctions.

The Company respectfully advises the Staff that, to the best knowledge of the Company, none of its affiliates is subject to Sanctions. The Company, however, is cognizant that on December 12, 2023, Ivan Tavrin, the beneficial owner of one of its non-affiliate shareholders, Kismet Sponsor Limited, holding a stake of approximately 6.0% in the Company as of December 18, 2023 (excluding shares issuable upon exercise of 6,125,000 warrants held by Kismet Sponsor Limited), was named to the U.S. Department of Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List (the “SDN List”) pursuant to Executive Order 14024 (Blocking Property With Respect To Specified Harmful Foreign Activities of the Government of the Russian Federation), as disclosed by the Company in its report on Form 6-K filed with the Commission pursuant to the Securities Exchange Act of 1934, as amended, on December 13, 2023. The Company has, in Amendment No. 1, included in this regard a clarifying statement in the beneficial ownership table appearing in Section 10 of the Offer to Purchase. The Company is not aware of any other holder or beneficial owner of the Company’s shares being the subject of Sanctions.

January 10, 2024 Page 3

3.	See our last comment above. The definition of "Sanctions" on page 3 of the Offer to Purchase is vague and overly broad, such that it is not clear who is prohibited from participating in the Offer. Pending resolution of the all-holders issue raised above, this definition should be revised to specifically enumerate the sanctions which would render a shareholder ineligible to participate in the Offer. Currently, the definition refers to sanctions imposed by "the United States Government or other applicable governments" (emphasis added) and includes the qualifier "including, without limitation" to potentially encompass a broad range of unspecified entities and laws that would prohibit participation. Please revise to identify the specific sanctions that apply for purposes of the Offer and the governments and governmental or other entities that administer them. Also provide a general explanation of what each sanction relates to.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in Amendment No. 1, as noted in the Company’s response to comment 2 above, it has removed all language that could be interpreted as a limitation on participation in the Offer by persons subject to Sanctions, as well as the defined term “Sanctions” that appears on page 3 of the Offer to Purchase.

As background behind the genesis of the disclaimers and other language relating to Sanctions that was originally included in the Offer to Purchase, the Company respectfully advises the Staff that as the Company was finalizing the structure the Offer in early December 2023, the Company was not aware of any shareholders, or beneficial owners of such shareholders, who were named to any list of individuals or entities subject to asset freeze or other sanctions administered or enforced by the relevant governmental entities of United States, the European Union or the United Kingdom (each, a “Sanctioned Person”). Nevertheless, because the Company could not – due to the nature of investors holding securities “in street name” through brokers and dealers – be certain that no Sanctioned Person was a holder of the Company’s shares, the Company included such language in its Offer to Purchase as a prophylactic measure designed to ensure that by accepting for payment, purchasing or paying for shares in the Offer, the Company would not inadvertently be in violation of any Sanctions. As noted in the Company’s response to comment 2 above, the Company has replaced the former language relating to Sanctions with a prudential statement that if any investor, or its beneficial owner, is the subject of sanctions imposed in any jurisdiction, participation in the Offer by such investor may constitute a violation of law.

Following the finalization of the structuring of the Offer, on December 12, 2023, the Company became aware that Ivan Tavrin, the beneficial owner of one of its non-affiliate shareholders, Kismet Sponsor Limited, was named to the SND List. In light of the inclusion of the former language regarding Sanctions – intended to address the Company’s more general concern regarding Sanctions, as discussed in the paragraph above – in the Offer to Purchase in its form at that time, the Company, following deliberations and discussions with its advisors, determined that the form of Offer to Purchase did not require further amendment to take into account Mr. Tavrin’s being named to the SDN List. As noted in the Company’s response to comment 2 above, in this regard, the Company has, in Amendment No. 1, included a clarifying statement in the beneficial ownership table appearing in Section 10 of the Offer to Purchase.

Because the Company shares beneficially owned by Mr. Tavrin are held directly in the Company’s share registry through its share registrar and transfer agent, Continental Stock Transfer & Trust Company, a U.S. legal person (the “Share Registrar”), the Company understands that the Share Registrar would be blocked from dealing in Mr. Tavrin’s shares pursuant to Executive Order 14024 (Blocking Property With Respect To Specified Harmful Foreign Activities of the Government of the Russian Federation). Accordingly, Mr. Tavrin would be unable to cause the Company’s shares beneficially owned by him to be tendered in the Offer.

January 10, 2024 Page 4

4.	We note that you have checked a box on the cover page of the Schedule TO indicating that the Company is relying on Rule 13e-4(i). Please revise the offer materials generally to highlight and explain how the terms of this Offer differ from a domestic offer, given your reliance on the Tier II cross-border exemptions. As one example only, we note that on page 20 of the Offer to Purchase you disclose that you will pay for tendered shares promptly after the Expiration Time, but do not define what constitutes "promptly" for these purposes. If the Company will rely on foreign payment practice, and that practice differs from the U.S. concept of prompt payment for purposes of a tender offer, this should be explained in the offer materials. Please revise or advise.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that although it qualifies for the Tier II cross-border exemptions, the Company does not intend to rely on any such exemptions in respect of the Offer. Accordingly, the Company has “unchecked” the box alluding to “Rule 13e-4(i) (Cross-Border Issuer Tender Offer)” on the cover page of Amendment No. 1, and has also indicated as much in the Explanatory Note to Amendment No. 1.

5.	In the Filing Fee Table (Exhibit 107), you use a maximum aggregate purchase price of $20 million for the ordinary shares subject to the Offer in determining the filing fee. Consistent with your disclosure in the Offer to Purchase, please update the Filing Fee Table (and the resulting filing fee) to reflect a maximum aggregate purchase price of $40 million (20 million ordinary shares at a price of $2.00 per ordinary share).

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Filing Fee Table and the resulting filing fee have been updated in Amendment No. 1 accordingly.

Certain Significant Considerations, page 7

6.	We note the statement here, which also appears throughout the Offer to Purchase, that "[i]f Mr. Gertsovskiy tenders 10 million shares as he has indicated, our ownership structure following completion of the Offer will be different than our ownership structure prior to the Offer." Please expand to explain how your ownership structure will differ, assuming all of those 10 million shares are purchased. In addition to reducing his ownership percentage, explain how Mr. Gertsovskiy tendering these shares may impact his ability to nominate directors to the Company's board of directors pursuant to his existing agreement with the Company.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in Amendment No. 1, it has supplemented the disclosures relating to the Company’s ownership structure following completion of the Offer as requested. In addition, the Company has included a statement clarifying that the resulting decrease in Mr. Gertsvoskiy’s shareholding percentage will not impact his director appointment rights.

January 10, 2024 Page 5

Procedures for Tendering Shares, page 15

7.	Refer to the following statements on page 18 of the Offer to Purchase: “The Company will determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for purchase of any tender of shares, and its determination will be final and binding on all parties. . . . By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions” (emphasis added). Consistent with your disclosure in Section 4 “Withdrawal Rights,” please revise these statements to include a qualifier that shareholders are not foreclosed from challenging your determination in a court of competent jurisdiction.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in Amendment No. 1, it has revised the paragraph in which the referenced statements appear to clarify that shareholders are not foreclosed from challenging the Company’s determination in a court of competent jurisdiction, and to delete the final sentence of the original paragraph.

Withdrawal Rights, page 19

8.	Refer to the following disclosure made on page 19 of the Offer to Purchase: “You may also withdraw your previously tendered shares at any time after 5:00 p.m., Eastern Time, on January 18, 2024, unless such shares have been accepted for payment as provided in the Offer.” It does not appear that January 18, 2024 is the 40th business day (as defined in Rule 13e-4(a)(3)) after commencement of this Offer. See Rule 13e-4(f)(2)(ii). Please revise or advise.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in Amendment No. 1, it has revised the date referenced in the first paragraph of Section 4 to “February 15, 2024.”

Conditions of the Offer, page 20

9.	Refer to the last bullet point on page 20 of the Offer to Purchase. As currently drafted, the language here suggests that the Offer is conditioned on at least 15 million shares being tendered AND being withdrawn before the Expiration Time. Please revise.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in Amendment No. 1, it has revised the language of the bullet point indicated as follows: “the Minimum Tender Condition shall not have been satisfied.”

10.	Revise to explain what is meant by "the imposition of . . . general minimum or maximum price limits on prices for, trading in securities on any [U.S. exchange]" in the first bullet on page 21 of the Offer to Purchase or delete this language.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in Amendment No. 1, it has revised the language of the bullet point indicated to delete the reference to general minimum or maximum price limits on prices for trading in securities.

January 10, 2024 Page 6

11.	Refer to the following statement in the first paragraph on page 23 of the Offer to Purchase: “Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Time.” If an offer condition is “triggered” while an offer is pending, in our view, the offeror must promptly inform shareholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition “at any time and from time to time” may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify target shareholders if a condition is triggered while the Offer is pending.

Response:

The Company acknowledges the Staff’s comment and hereby confirms that it will promptly notify its shareholders if any condition of the Offer is triggered while the Offer is pending. Furthermore, the Company respectfully advises the Staff that in Amendment No. 1, it has revised the language of the penultimate and final paragraphs of Section 6 in response to the Staff’s comment.

* * * *

January 10, 2024 Page 7

We hope that the foregoing has been responsive to your comments. Please do not hesitate to contact me by telephone at +44 207 710 3098 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ J. David Stewart
J. David Stewart
of LATHAM & WATKINS LLP

cc:	Andrey Fadeev, GDEV Inc.

Alexander Karavaev, GDEV Inc.

Yulia Dementieva, GDEV Inc.